Filed with the U.S. Securities and Exchange Commission on August 12, 2026

Securities Act File No. 333-288759
Investment Company Act File No. 811-24104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[	X	]
Pre-Effective Amendment No.		[		]
Post-Effective Amendment No.	1	[	X	]
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[	X	]
Amendment No.	7	[	X	]

(Check appropriate box or boxes.)

LibreMax Asset-Backed Income Fund
(Exact Name of Registrant as Specified in Charter)

c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices)

(414) 516-1681
(Registrant’s Telephone Number)

Alyssa M. Bernard, Secretary
LibreMax Asset-Backed Income Fund
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

With copies to:

Deborah Bielicke Eades
Joseph M. Mannon
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601

Approximate Date of Commencement of Proposed Public Offering: Not applicable.
This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
[X]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
[ ]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box)

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _______.
[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _______.
[X]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-288759.
Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
[X]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).
CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
An indefinite amount of the Registrant’s securities have been registered under the Securities Act pursuant to Rule 24f-2 under the Investment Company Act. In reliance upon such Rule, no filing fee is paid at this time.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-288759 and 811-24104) of the LibreMax Asset-Backed Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purposes of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment consists only of a facing page, this explanatory note, and Part C of the Registration Statement. This Post-Effective Amendment does not modify Part A or B of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment shall become effective immediately upon filing with the U.S. Securities and Exchange Commission. The contents of Part A and B of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION
Item 25.     Financial Statements and Exhibits

1.	Financial Statements

Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940, as amended (the “Act”):

LibreMax Asset-Backed Income Fund

Seed Financial Statements
April 30, 2026

TABLE OF CONTENTS

LibreMax Asset-Backed Income Fund

Page
Statement of Assets and Liabilities	3
Statement of Operations	4
Notes to Financial Statements	5

Seed Financial Statements

LibreMax Asset-Backed Income Fund
STATEMENT OF ASSETS AND LIABILITIES
April 30, 2026

Assets:
LibreMax Asset-Backed Income Fund	$14,425,000
Investments, at fair value	271,098,752
Deferred offering costs (Note 2)	103,249
Receivable from Investment Manager for reimbursement of
Organizational expenses (Note 2)	35,416
Total Assets	285,662,417

Liabilities:
Accrued organizational expenses (Note 2)	$35,416
Accrued offering costs (Note 2)	103,249
Total Liabilities	138,665
Commitments and Contingencies (Note 2)
Seed Financial Statements
Total Net Assets	$285,523,752

Net Assets Consist of:
Net Assets applicable to 28,552,375 Class I shares outstanding	$285,523,752
Total Net Assets	$285,523,752

Net Asset Value, and redemption price per Class I shares outstanding	$10.00

The accompanying notes are an integral part of these financial statements.

LibreMax Asset-Backed Income Fund
STATEMENT OF OPERATIONS
For the One Day Ended April 30, 2026

Expenses:
LibreMax Asset-Backed Income Fund	$35,416
Total Expenses	35,416
Less: Reimbursement from the Investment Manager (Note 3)	(35,416)

Net Increase in Net Assets Resulting From Operations	$—

Seed Financial Statements

The accompanying notes are an integral part of these financial statements.

LibreMax Asset-Backed Income Fund
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2026
1.Organization
LibreMax Asset-Backed Income Fund (the “Fund”) was organized as a Delaware statutory trust on June 2, 2025, and is registered under the Investment Company Act of 1940 (the “1940 Act”), as amended, as a continuously offered closed-end management investment company operating as an “interval fund”. The Fund is non-diversified for the purposes of the 1940 Act. The Fund will continuously offer Class A, Class I and Class L Common Shares. The Fund has received exemptive relief from the Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of its shares and to impose distribution and shareholder servicing fees.
As of April 30, 2026, the Fund has had no operations other than those actions relating to organizational and registration matters, including the Private Fund Conversion, as defined below. There are an unlimited number of authorized common shares of beneficial interest.
The Fund’s investment objective seeks to provide attractive risk-adjusted returns and generate current income. To pursue its investment objective, the Fund will invest in private asset-backed finance products (“Private ABF”) and traded structured credit products (“Traded Securitizations”) and other credit related investments that provide exposure to asset-backed investments (collectively, with Private ABF and Traded Securitizations, “ABF Investments”). In contrast to Traded Securitizations, Private ABF Investments do not trade on an organized market. Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in securities and other investments that the Investment Manager believes are, at the time of investment, considered to be ABF Investments (“80% Policy”). The Fund will seek to achieve its investment objective by investing in a wide array of ABF Investments such as loans, leases, mortgages, and other receivables across a broad range of asset classes. ABF Investments may provide direct or indirect exposure to asset-backed finance investments. The asset classes may include, but are not limited to, residential and consumer loans, small business loans, trade receivables, royalties, financial assets, physical assets such as equipment or other types of secured credit backed by physical assets. For purposes of the 80% Policy, the Fund may, among other things, (i) buy or commit to ABF Investments including equity investments that provide exposure to ABF Investments, (ii) originate loans secured by ABF Investments including senior and mezzanine loans, (iii) insure or provide capital relief against ABF Investments, (iv) provide capital to enterprises whose primary business is organization/management of ABF Investments and (v) invest in securitizations and/or derivative investments that provide exposure to ABF Investments. In addition, the Fund may also invest a portion of its assets in notes, bills, debentures, bank loans, convertible and preferred securities and government and municipal obligations. The Fund is permitted to change its 80% investment policy without a shareholder vote, provided the Fund conducts a repurchase offer prior to the change, the Fund provides at least 60 days’ prior notice of any change in the policy in advance of the offer, the offer is not oversubscribed, and the Fund purchases shares at their net asset value.
2.Summary of Significant Accounting Policies
The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Fund is an investment company and applies specific accounting and financial reporting requirements under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946, Financial Services-Investment Companies.
(a) Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(b) Organization and Offering Costs
Organization and offering expenses shall mean all third party charges and out-of-pocket costs and expenses incurred by the Fund and the Investment Manager in connection with the formation of the Fund, the offering of the Fund's shares, and the admission of investors in the Fund, including, without limitation, legal, accounting, filing, advertising and all other expenses incurred in connection with the offer and sale of interests in the Fund.

The Fund's organizational costs of $35,416, which have been accrued through April 30, 2026, are subject to the expense limitation agreement. The Fund's offering costs of $103,249, have been recorded as a deferred asset. These offering costs are accounted for as a deferred charge until Fund shares are offered to the public and will thereafter be amortized to expense over twelve months on a straight-line basis. The Investment Manager has paid upfront offering costs of $103,249 on behalf of the Fund which is presented on the Statement of Assets and Liabilities as Accrued Offering Costs. The Fund's offering expenses are not subject to assumption by the Investment Manager pursuant to the Expense Limitation Agreement between the Fund and the Investment Manager as described in Note 3.
(c) Indemnifications
In the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund’s maximum exposure under these arrangements cannot be known; however, the Fund expects any risk of loss to be remote.
(d) Federal Income Taxes
The Fund intends to qualify as a “regulated investment company’ under Subchapter M of the Internal Revenue Code of 1986, as amended. If so qualified, the Fund will not be subject to federal income tax to the extent it distributes substantially all of its net investment income and capital gains to shareholders. Therefore, no federal income tax provision is required.
3.Agreements
(a) Investment Management Agreement
The Investment Management Agreement (“the Agreement”) became effective as of April 30, 2026 and shall remain in effect until April 30, 2028, and thereafter may continue in effect only if such continuance is specifically approved as required under the 1940 Act or any exemptive order issued by, or guidance, interpretation, or position of the staff of, the SEC with respect thereto; provided, however, that if the shareholders of the Fund fail to approve the Agreement as provided therein, the Investment Manager may continue to serve hereunder in the manner and to the extent permitted by the 1940 Act and rules and regulations thereunder.
Pursuant to the Investment Management Agreement, the Fund shall pay to the Investment Manager compensation at an annual rate of 1.50%, accrued daily and payable monthly in arrears by the 10th business day of the next succeeding month, based upon the daily “Managed Assets” of the Fund. Managed Assets means the total value of all assets of the Fund (including any assets attributable to any leverage that is outstanding), less the amount equal to all accrued debts, liabilities, and obligations of the Fund (excluding debts, liabilities and obligations representing financial leverage and the aggregate liquidation preference of any outstanding preferred shares). The value of the Fund’s assets for this purpose shall be computed in accordance with the Fund’s policies and procedures for calculating its net asset value.
The Investment Manager has contractually agreed with the Fund, through January 31, 2028, to waive its management fee or reimburse Fund expenses to the extent that the Fund’s total annual operating expenses (excluding any (i) taxes; (ii) brokerage commissions and expenses; (iii) acquired fund fees and expenses (as determined in accordance with SEC Form N-2); (iv) dividend expenses on short sales; (v) transactional costs, including legal costs, accounting costs and broker-dealer expenses, associated with the acquisition, monitoring and disposition of investments (including broken-deal expenses); (vi) loan servicing fees; (vii) fees and expenses in connection with establishing and maintaining leverage including a line of credit, other borrowings or the issuance of preferred shares; (viii) dividend and interest expenses with respect to preferred shares and borrowings; (ix) distribution and shareholder service fees; (x) expenditures which are capitalized in accordance with GAAP and (xi) extraordinary or non-routine expenses (such as expenses incurred in connection with any merger or reorganization, or litigation expenses) exceed 2.50% of the Fund’s average daily net assets (the “Expense Limitation Agreement”). After its initial term, the Expense Limitation Agreement will automatically renew for consecutive one-year terms unless terminated by the Investment Manager or the Fund upon 30 days written notice to the other party prior to the end of the then-current term. In addition, the Investment Manager has contractually agreed to further waive its management fee or reimburse Fund expenses (subject to the exclusions detailed above) to the extent that the Fund’s total annual operating expenses: (i) exceed 2.00% of the Fund’s average daily net assets for the one-year period ending on the first anniversary of the effective date of the Expense Limitation Agreement and (ii) exceed 2.25% of the Fund’s average daily net assets for the one-year period ending on the second anniversary of the effective date of the Expense Limitation Agreement.
Under the Expense Limitation Agreement, in any month in which the Investment Management Agreement is in effect, the Investment Manager may recoup from the Fund amounts previously waived or reimbursed during the previous three years from the date of the waiver or reimbursement, provided that such amount paid to the Investment Manager will not cause the Fund’s total annual operating expenses (excluding any (i) taxes; (ii) brokerage commissions and expenses; (iii) acquired fund fees and expenses (as determined in accordance with SEC Form N-2); (iv) dividend expenses on short sales; (v) transactional costs, including legal costs, accounting costs and broker-dealer expenses, associated with the acquisition, monitoring and disposition of investments (including broken-deal expenses); (vi) loan servicing fees; (vii) fees and expenses in connection with establishing and maintaining leverage including a line of credit, other borrowings or the issuance of preferred shares; (viii) dividend and interest expenses with respect to preferred shares and borrowings; (ix) distribution and shareholder service fees; (x) expenditures which are capitalized in accordance with GAAP and (xi) extraordinary or non-routine expenses (such as expenses incurred in connection with any merger or reorganization, or litigation expenses subject to the exclusions above) to exceed (i) the expense limit in effect at the time of waiver or reimbursement or (ii) the expense limit in effect at the time of recoupment The amount of expenses waived and subject to recoupment through April 30, 2029, is $35,416.
(b) Distributor
At commencement of the Fund’s investment operations, Quasar Distributors, LLC (the “Distributor”) will serve as the Fund’s Distributor.
(c) Administrator, Custodian and Transfer Agent
At commencement of the Fund’s investment operations, the custodian to the Fund will be U.S. Bank, N.A. At commencement of the Fund’s investment operations, the administrator and transfer agent to the Fund will be U.S. Bancorp Fund Services, LLC (doing business as U.S. Bank Global Fund Services), an affiliate of U.S. Bank, N.A.
4.Capital Shares
The Fund's common shares were initially offered at $10 per share. The shares are offered on a continuous basis at their net asset value per share.
The Fund is a closed-end “interval” fund and will make periodic offers to repurchase shares. Except as permitted by the Fund’s structure, no shareholder will have the right to require the Fund to repurchase its shares. No public market for shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their shares by the Fund.
The Fund will make quarterly offers to repurchase between 5% and 25% of its outstanding common shares at NAV in the months of January, April, July and October, with the first such repurchase offer currently expected to be in the month of January 2026. The Fund currently intends to offer to repurchase up to 5% of its outstanding common shares quarterly at NAV, subject to approval of the Board.
5.Beneficial Ownership
The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the 1940 Act. As of the date of these financial statements, it is known to the Fund that private funds managed by ICONIQ Capital, LLC (“ICONIQ”) have vested ICONIQ with voting rights over more than 25% of the Fund’s outstanding common shares of beneficial interest. As of the date of these financial statements, the State of Wisconsin Investment Board is known to the Fund to beneficially own more than 25% of the Fund’s outstanding common shares of beneficial interest.
6.Subsequent Events
Management has evaluated the events and transactions through the date the financial statements were issued and determined there were no other subsequent events that required adjustment to the disclosure in the financial statements.

Certifications of the Principal Executive Officer and Principal Financial Officer
I, Benjamin J. Eirich, certify that:
1.I have reviewed the statement of assets and liabilities of the LibreMax Asset-Backed Income Fund (the “Fund”) as of April 30, 2026, related statement of operations for the one day then ended, and the related notes (collectively referred to as the “financial statements”) filed herewith;
2.Based on my knowledge, the financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period presented in the financial statements;
3.Based on my knowledge, the financial statements of the Registrant present fairly, in all material respects, the financial position of the Fund as of April 30, 2026, and the results of its operations for the period then ended;
4.The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) and internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) for the Registrant and have:
a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the financial statements are being prepared; and
b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Date: August 12, 2026

/s/ Benjamin J. Eirich
Benjamin J. Eirich, President
Principal Executive Officer

I, Christopher C. Conrad, certify that:
1.I have reviewed the statement of assets and liabilities of the LibreMax Asset-Backed Income Fund (the “Fund”) as of April 30, 2026, related statement of operations for the one day then ended, and the related notes (collectively referred to as the “financial statements”) filed herewith;
2.Based on my knowledge, the financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period presented in the financial statements;
3.Based on my knowledge, the financial statements of the Registrant present fairly, in all material respects, the financial position of the Fund as of April 30, 2026, and the results of its operations for the period then ended;
4.The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) and internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) for the Registrant and have:
a.Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the financial statements are being prepared; and
b.Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Date: August 12, 2026

/s/ Christopher C. Conrad
Christopher C. Conrad, Treasurer
Principal Financial Officer

2.	Exhibits

	(a)	(i)
Amended and Restated Agreement and Declaration of Trust is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

		(ii)	Certificate of Trust is incorporated by reference as an exhibit to the Registrant’s Registration Statement on Form N-2 filed on July 18, 2025.

		(iii)	Certificate of Amendment to Certificate of Trust is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

	(b)	Amended and Restated By-Laws of Registrant is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

	(c)	Not applicable.

	(d)	Refer to exhibits (a)(i) and (b) above.

	(e)	Dividend Reinvestment Plan is incorporated by reference as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on February 3, 2026.

	(f)	Not applicable.

	(g)	Investment Management Agreement is incorporated by reference as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on February 3, 2026.

	(h)	(i)	Distribution Agreement is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

		(ii)	Form of Dealer Agreement is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

		(iii)	12b-1 Plan is incorporated by reference as an exhibit to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed on November 13, 2025.

	(i)	Not applicable.

	(j)	(i)	Custodian Agreement is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

		(ii)	First Amendment to the Custodian Agreement is incorporated by reference as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on February 3, 2026.

	(k)	(i)	Expense Limitation Agreement is incorporated by reference as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on February 3, 2026.

		(ii)	Fund Servicing Agreement is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

		(iii)	First Amendment to the Fund Servicing Agreement is incorporated by reference as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on February 3, 2026.

		(iv)	Powers of Attorney — filed herewith.

(v) 18f-3 Plan is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

(l)	Opinion and Consent of Counsel is incorporated by reference as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on February 3, 2026.

(m)	Not applicable.

(n)	(i)
Consent of Independent Registered Public Accounting Firm for the Registrant was previously filed as an exhibit to Pre-Effective Amendment 6 to the Registrant’s Registration statement filed on April 15, 2026.

(ii)
Consent of Ernst & Young Ltd., the independent auditor for the LibreMax Structured Opportunities Master Fund I, LP, LibreMax Structured Opportunities (ECI) Master Fund I, LP, LibreMax Structured Opportunities Master Fund II, LP and LibreMax Structured Opportunities (ECI) Master Fund II, LP (the master funds); and LibreMax Structured Opportunities Partners I, LP and LibreMax Structured Opportunities Partners II, LP (offshore feeder funds) was previously filed as an exhibit to Pre-Effective Amendment 5 to the Registrant’s Registration statement filed on April 1, 2026.

(iii)
Consent of Ernst & Young LLP, the independent auditor for LibreMax Structured Opportunities Partners I, LP and LibreMax Structured Opportunities Partners II, LP (onshore feeder funds) was previously filed as an exhibit to Pre-Effective Amendment 5 to the Registrant’s Registration statement filed on April 1, 2026.

(o)	Not applicable.

(p)	Subscription Agreement is incorporated by reference as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on February 3, 2026.

(q)	Not applicable.

(r)	(i) Code of Ethics of the Registrant is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

(ii) Code of Ethics of the Investment Manager is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025.

(s)	Not applicable.
Item 26.     Marketing Arrangements
Not applicable.
Item 27.     Other Expenses of Issuance and Distribution
The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Legal Fees and Expenses	$75,000
Independent Registered Public Accounting Firm Fees	$5,000
SEC Fees	$41,430
Blue Sky Fees	$35,406
Miscellaneous	$31,000
Total	$187,836
Item 28.     Persons Controlled by or Under Common Control with Registrant
None.

Item 29.     Number of Holders of Securities

Title of Class	Number of Record Holders as of July 31, 2026
Common Shares of Beneficial Interest, no par value	5
Item 30.     Indemnification
Article VIII of the Agreement and Declaration of Trust of the Registrant provides as follows:
Section 8.1    Limitation of Liability. Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.
Section 8.2    Indemnification.
(a)    To the fullest extent permitted by law, the Trust shall indemnify, defend and hold harmless each Trustee, officer, employee, or agent of the Trust and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each of the aforementioned persons and entities, a “Covered Person”) from and against any and all losses, claims (actual or threatened), damages, liabilities, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses, as well as accountants’ fees), judgments, fines, penalties and settlements (collectively, “Losses”) sustained or incurred by such Covered Person as a result of any act, decision or omission concerning the business or activities of, or that otherwise is related to, the Trust, including any Losses arising from any and all claims, demands, actions, suits, investigations or proceedings that relate to or arise in connection with the operations or business of the Trust or arise out of or are based upon in whole or in part such Covered Person’s relationship to the Trust, in which such Covered Person may be involved, or is threatened to be involved, as a party or otherwise, except to the extent such Losses are determined, by a court of competent jurisdiction in a final, non-appealable decision, to result from the willful misfeasance, bad faith, gross negligence or reckless disregard of such Covered Person. The indemnification provided by this Article VIII shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, as a matter of law or otherwise. A Covered Person shall not be denied indemnification in whole or in part under this Article VIII because the Covered Person had an interest in the transaction with respect to which the indemnification applies.
(b)    A Covered Person shall be deemed to have acted with due care, reasonably and in good faith and therefore entitled to indemnification hereunder if, while discharging his or her duties or performing any function on behalf of an entity referred to this Article VIII, he or she acted in the reasonable belief that his or her actions were not contrary to the best interests of the Trust and were within the scope of authority granted to such Covered Person by this Trust Instrument or other lawful authorization, or he or she reasonably relied on advice, information, opinions, reports, statements (whether oral or written), financial statements or financial data prepared or furnished by any officer, committee, senior management, legal counsel, accountant (including public accountants) or other expert in matters involving the relevant expertise, or the written advice, direction or instruction of the Board of Trustees or a committee member thereof. A Covered Person may consult with counsel and accountants with respect to the affairs of the Trust and shall be fully protected and justified, to the extent allowed by law, in acting, or failing to act, if such action or failure to act is in accordance with the advice or opinion of such counsel or accountants.
(c)    The provisions of this Article VIII shall continue as to a Covered Person who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Covered Person is indemnified and regardless of any subsequent amendment to or restatement of this Trust Instrument and no amendment, restatement or termination of this Trust Instrument shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment, restatement or termination.
(d)    Expenses (including reasonable attorneys’ fees) incurred by a Covered Person in connection with a proceeding described in this Article VIII of this Trust Instrument shall, from time to time, be advanced by the Trust prior to the final disposition of such claim (threatened or actual), investigation, demand, action, suit or proceeding upon receipt by the Trust of (a) an undertaking by or on behalf of such Covered Person to repay such amount if it shall be determined that such Covered Person is not entitled to be indemnified as authorized in this Article VIII of this Trust Instrument and (b) any of (i) such

Covered Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.
(e)    The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor, of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.
Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”
The Distribution Agreement between the Registrant and its principal underwriter, which is incorporated by reference as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on September 25, 2025, provides as follows:
7. Indemnification
The Fund shall indemnify, defend and hold the Distributor, its affiliates and each of their respective members, managers, directors, officers, employees, representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the 1933 Act (collectively, the “Distributor Indemnitees”), free and harmless from and against any and all losses, claims, demands, liabilities, damages and expenses (including the reasonable costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) (collectively, “Losses”) that any Distributor Indemnitee may incur under the 1933 Act, the 1934 Act, the 1940 Act any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or relating to (i) the Distributor serving as principal underwriter of the Fund pursuant to this Agreement; (ii) the Fund’s breach of any of its obligations, representations, warranties or covenants contained in this Agreement; (iii) the Fund’s failure to comply with any applicable securities laws or regulations; or (iv) any claim that the Registration Statement, Prospectus, shareholder reports, sales literature and advertising materials or other information filed or made public by the Fund (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading under the 1933 Act, or any other statute or the common law any violation of any rule of FINRA or of the SEC or any other jurisdiction wherein Shares of the Fund are sold, provided, however, that the Fund’s obligation to indemnify any of the Distributor Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, Prospectus, annual or interim report, or any such advertising materials or sales literature in reliance upon and in conformity with information relating to the Distributor and furnished to the Fund or its counsel by the Distributor in writing for use in such Registration Statement, Prospectus, shareholder reports, or sales literature and advertising materials.
Item 31.     Business and Other Connections of Investment Adviser
Information as to the directors and officers of the Registrant’s investment adviser, LibreMax Capital, LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-72148), and is incorporated herein by reference.
Item 32.     Location of Accounts and Records
U.S. Bank Global Fund Services, the Fund’s administrator and transfer agent, maintains certain required accounting-related and financial books and records of the Registrant at 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202. U.S. Bank N.A., the Fund’s custodian, maintains certain required accounting-related and financial books and records of the Registrant at 1555 N. RiverCenter Drive, Suite 302, Milwaukee, WI 53212. The other required books and records are maintained by the Investment Manager at 601 Lexington Avenue, 30th Floor New York, New York 10022.
Item 33.     Management Services
Not applicable.
Item 34.     Undertakings
1.    Not applicable.
2.    Not applicable.
3.    The Registrant undertakes:
a.    to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:
(1)    to include any prospectus required by Section 10(a)(3) of the Securities Act.
(2)    to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.
(3)    to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
b.    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
c.    Not applicable;
d.    that, for the purpose of determining liability under the Securities Act to any purchaser:
(1)    if the Registrant is relying on Rule 430B [17 CFR 230.430B]:
(A)    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)    if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
e.    That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(2)    free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)    the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4.    Not applicable.
5.    Not applicable.
6.    Not applicable.
7.    The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin, on August 12, 2026.
LIBREMAX ASSET-BACKED INCOME FUND
By: /s/ Benjamin J. Eirich
Name: Benjamin J. Eirich
Title: President and Principal Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on August 12, 2026.

Signature	Title

*Jeannette L. Lewis	Chairperson and Independent Trustee
Jeannette L. Lewis
/s/ Benjamin J. Eirich	President and Principal Executive Officer
Benjamin J. Eirich
*P. Bradley Adams	Independent Trustee
P. Bradley Adams
*Stephen P. Ban	Independent Trustee
Stephen P. Ban
*Marie C. Winters	Independent Trustee
Marie C. Winters
/s/ Christopher C. Conrad	Treasurer and Principal Financial Officer
Christopher Conrad
* By: /s/ Benjamin J. Eirich Benjamin J. Eirich * Attorney-in-Fact pursuant to Powers of Attorney included in Exhibit (k)(iv).

EXHIBIT INDEX

Exhibit	Exhibit No.

Powers of Attorney	(k)(iv)